Exhibit 99.4

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended June 28, 2020

Special note regarding forward-looking statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected revenues, gross margin and 2020 growth expectations, customer demand, operations and investments, our vision and mission, liquidity resources and requirements including expectation that our liquidity will be sufficient to meet our expected requirements, including the expected impact of the COVID-19 pandemic on ASML, expected revenue recognition of certain systems later in 2020, demand outlook, statements with respect to OPEX, CAPEX and workforce growth, R&D and technology roadmaps and investments, including expected investments in High-NA and expected benefits, and statements with respect to plans regarding dividends, including the aim to distribute a growing dividend payable semi-annually, and share buybacks, including the 2020-2022 share buyback program and the intention to continue to return excess cash to shareholders through share buybacks or capital repayments. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended June 28, 2020

Table of contents

5	Interim management report

11	Managing directors’ statement

12	Condensed consolidated interim financial statements

13	Condensed consolidated statement of profit or loss
14	Condensed consolidated statement of comprehensive income
15	Condensed consolidated statement of financial position
16	Condensed consolidated statement of changes in equity
17	Condensed consolidated statement of cash flows
18	Notes to the Condensed consolidated interim financial statements

24	Other information

27	Definitions

A definition or explanation of all abbreviations, technical terms and other terms used throughout this Statutory Interim Report can be found in the chapter Definitions.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries, as the context may require.
© 2020, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2020

ASML Statutory Interim Report 2020

Introduction
Dear Stakeholder,
On July 15, 2020, we publish our Statutory Interim Report for the six-month period ended June 28, 2020. This includes an Interim management report, a Managing directors’ statement and Condensed consolidated interim financial statements prepared in accordance with IAS 34 as adopted by the European Union.
We also publish our 2020 second-quarter results in accordance with US GAAP on July 15, 2020.
This Statutory Interim Report for the six-month period ended June 28, 2020, including the Condensed consolidated interim financial statements, have not been audited or reviewed by an external auditor.
Our company
We are a global innovation leader in the chip industry. We provide chipmakers with hardware, software and services to mass produce patterns on silicon through lithography. What we do increases the value and lowers the cost of a chip, which advances us all towards a smarter, more connected world.
Headquartered in Europe’s top tech hub, the Brainport Eindhoven region in the Netherlands, we’re a global team of 25,812 people from 119 different nationalities, based in over 60 locations across 16 countries worldwide.
Our purpose
For all the ways we have moved forward as a society, the world still faces crucial challenges for the future. We must change how we think and act on themes that impact everyone, like energy use, climate change, mobility and access to healthcare and nutrition.
At ASML, we believe that the chip industry is in a unique position to help tackle these challenges. From artificial intelligence (AI) to a vast internet of things (IoT), microchips are at the heart of modern technology. So whether it’s transitioning to sustainable energy, improving global health, increasing the safety and efficiency of transport, tackling pollution, bridging the digital divide, or feeding eight billion people without exhausting the earth’s resources, our vision is that we will enable the groundbreaking technology that will help solve some of humanity’s toughest challenges.
As the innovation leader that makes vital systems for chip manufacturing, we are proud to not only be a part of these solutions, but also the ones who are making them possible. We can only play this role if we continue to challenge the status quo, tap into the collective knowledge of our global ecosystem and create an environment where people can contribute, learn and grow. At ASML, we believe our purpose is to unlock the potential of people and society by pushing technology to new limits.
The long-term growth of the semiconductor industry is based on the principle that the energy, cost and time required for electronic computations can be reduced by shrinking transistors on microchips. One of the main drivers of shrink is the resolution that systems can achieve, which is mainly determined by the wavelength of the light used and the numerical aperture of the optics. A shorter wavelength – like a finer brush used for painting – can print smaller features. A larger numerical aperture can focus the light more tightly, which also leads to better resolution. To enable shrink, what we do – lithography – is key.
As such, we are a focused supplier of holistic lithography solutions to all of the world’s major chipmakers. Our mission is together with our partners, to provide leading patterning solutions that drive the advancement of microchips. Through our sustained investment in, and our dedication to, research and development, we innovate at least at the same pace as our customers. We put our innovations in the hands of chipmakers as quickly as possible by engineering in parallel, not sequentially, while ensuring their quality, reliability, manufacturability, and serviceability.
ASML operations update
The current unprecedented challenges as a result of the COVID-19 outbreak have impacted how we operate. We are taking the necessary steps for the safety of our employees, the community and our customers, as well as the necessary risk mitigation and financial steps.
We have experienced limited impact on our manufacturing capability, although there have been additional challenges with absenteeism, transportation and support logistics that we have had to manage. Some of the quarantine requirements have had an impact on our efficiency, while travel restrictions have posed a challenge for installs and major upgrades. We are working with our customers to find creative solutions such as the use of remote monitoring, augmented reality solutions and diagnostic technologies to support the install, upgrade and service and repair of systems.

ASML Statutory Interim Report 2020

With regards to our supply chain, some of our suppliers have experienced temporary closures resulting from governmental lock down and shelter in place orders. We were able to find solutions for these temporary disruptions. We are managing risks via alternative sourcing and a lot of creativity.
Regarding customer demand, we have not seen a reduction in demand other than normal rescheduling of shipments due to customer planning requirements and we have seen a strong order intake. Many investments of our customers are strategic and support their technology roadmaps. In general most customers appear to be continuing normal production operations. Due to concerns around the continued ability to ship systems in the current circumstances, some customers have asked us to expedite the delivery of EUV systems by shipping the systems before the normal Factory Acceptance Tests (FAT). The implication of this is a delay in our revenue recognition as final acceptance will now take place after successful installation at the customer site.
We expect the revenue that we were not able to recognize in the first half of the year as a result of the challenges listed above, to shift into the second half of the year.
Although we have a very healthy balance sheet, as well as flexibility in our cost structure, we implemented a cash preservation plan in case the COVID-19 situation continues for an extended period of time. These measures include the pause of our share buyback program in Q1 2020 and the decision not to buy back shares in Q2 2020, though the three-year share buyback program remains in place. We will continue to invest in the development of future technology roadmaps, including High-NA, at an unadjusted pace, in order to allow our customers the continuation of their roadmaps once the situation has normalized. Lastly, we issued €750 million of senior notes in May 2020 due in 2029 as part of our cash preservation measures. This offering was in addition to our previous issuance of €750 million of senior notes in February 2020 due in 2030.
In summary, we have been able to successfully navigate through the current environment and our operations capabilities are largely back to normal. As COVID-19 is not yet behind us, we will remain vigilant to ensure the safety of our employees while providing the best possible customer support. Thanks to our people and everyone in our supply chain, who did an outstanding job servicing our customers during this challenging time.

Six-month operating results of 2020 compared to 2019

Set forth below are the Condensed consolidated statement of profit or loss data on a semi-annual basis for the first half of 2019 and 2020 (in accordance with EU-IFRS):

	Unaudited		Unaudited		Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019		2020		2019 vs 2020
(in millions)	€	%[1]	€	%[1]	% Change
Net system sales	3,539.8	73.8	4,022.6	69.8	13.6
Net service and field option sales	1,257.2	26.2	1,743.7	30.2	38.7
Total net sales	4,797.0	100.0	5,766.3	100.0	20.2

Cost of system sales	(2,046.4)	(42.7)	(2,246.6)	(39.0)	9.8
Cost of service and field option sales	(905.5)	(18.9)	(1,021.8)	(17.7)	12.8
Total cost of sales	(2,951.9)	(61.5)	(3,268.4)	(56.7)	10.7

Gross profit	1,845.1	38.5	2,497.9	43.3	35.4

Research and development costs	(832.2)	(17.3)	(784.5)	(13.6)	(5.7)
Selling, general and administrative costs	(244.4)	(5.1)	(261.9)	(4.5)	7.2
Operating income	768.5	16.0	1,451.5	25.2	88.9

Finance income	4.6	0.1	5.7	0.1	23.9
Finance costs	(19.4)	(0.4)	(24.2)	(0.4)	24.7
Income before income taxes	753.7	15.7	1,433.0	24.9	90.1

Income tax benefit (expense)	37.0	0.8	(213.4)	(3.7)	(676.8)
Income after income taxes	790.7	16.5	1,219.6	21.2	54.2

Profit related to investments in associates	19.7	0.4	43.0	0.7	118.3
Net income	810.4	16.9	1,262.6	21.9	55.8

1.	As a percentage of total net sales.

ASML Statutory Interim Report 2020

The following table shows a summary of key financial figures on a semi-annual basis for the first half of 2019 and 2020:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
(in € millions, unless otherwise indicated)
Sales
Total sales of lithography systems (in units) [1]	96	118
Total sales of new lithography systems (in units) [1]	84	106
Total sales of used lithography systems (in units) [1]	12	12
Liquidity
Cash and cash equivalents	1,661.1	3,499.1
Short-term investments	673.5	941.2
Net cash used in operating activities	(217.4)	126.7

1.	Lithography systems do not include metrology and inspection systems.

Total net sales
Total net sales for the first half of 2020 increased by 20.2% to €5,766.3 million compared to €4,797.0 million for the first half of 2019. The increase is driven by higher average selling prices in EUV for the NXE:3400C relative to the NXE:3400B, higher volumes in DUV and growth in our service and field options business. We recognized revenue for 98 DUV systems in the first half of 2020, compared to 74 DUV systems in the first half of 2019. We shipped 13 EUV systems in the first half of 2020 compared to 11 EUV systems in the first half of 2019, however only 9 of the 13 EUV system shipments were recognized in revenue.
In the first half of 2020 6 EUV systems were shipped without FAT upon customer request to expedite delivery dates, in part to prevent potential delay due to possible future COVID-19 travel and shipment restrictions. As a result of shipping without FAT, recognition of revenue for these EUV systems is delayed until acceptance after successful installation. Revenue recognition for 4 of these systems is expected in the second half of 2020, while 2 installations were completed and revenue was recognized in the first half of 2020.
The increase in net service and field option sales is mainly driven by an increase in the sales of productivity and focus upgrade packages, in combination with a growing installed base. The increase is slightly lower than anticipated due to several upgrades being pushed out to the second half of 2020 as a result of engineers not being able to travel and execute the installations and upgrades as planned due to COVID-19 travel restrictions.
Gross profit
Gross profit as a percentage of total net sales increased from 38.5% in the first half of 2019 to 43.3% in first half of 2020, primarily driven by improvement in EUV system gross profit, increased upgrade revenue and improved EUV service profitability.
Research and development costs
R&D investments for the first half of 2020 increased to €1,111.0 million (2019: €960.3 million), however R&D costs decreased to €784.5 million (2019: €832.2 million) due to capitalization of development expenditures increasing to €326.5 million (2019: €128.1 million).
The increase in investments is in line with our roadmap to continue to bring EUV to high-volume manufacturing, as well as our continued investments into the future, through the development of High-NA. In the first half of 2020, R&D investments were primarily focused on programs supporting our holistic lithography solutions in EUV, DUV immersion, and Applications, mainly related to:

•
EUV - Continued investments to bring EUV to high-volume manufacturing, the development of the NXE:3600D, and further improving availability and productivity of our installed base systems. In addition, our roadmap includes High-NA, our next generation 0.33NA systems to support our customers with 2 nm logic and beyond.

•
DUV - The development of our latest generation immersion system NXT:2050i, as well as our latest generation ArF dry system NXT:1470. In addition, we are completing industrialization of new modules and further improving our roadmaps on alignment/overlay and productivity.

•	Applications - HMI expansion, including multi-beam introduction, and further development of YieldStar and process window control solutions.
Selling, general and administrative costs
Selling, general and administrative costs increased to €261.9 million for the first half of 2020 compared to the first half of 2019 (€244.4 million). The increased SG&A costs are due to the continued growth of our business, leading to growth in the number of employees, as well as some additional IT related spend.

ASML Statutory Interim Report 2020

Reconciliation of net income in accordance with US GAAP and EU-IFRS
The Condensed consolidated interim financial statements for the six-month period ended June 28, 2020 have been prepared in accordance with IAS 34. However, as ASML measures its performance and externally reports quarterly to stakeholders in accordance with US GAAP. Therefore, a reconciliation of net income in accordance with US GAAP and EU-IFRS is set forth below:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
(in millions)	€	€
Net income in accordance with US GAAP	831.4	1,141.6
Capitalization of development expenditures and related amortization, net of tax	(49.7)	101.4
Income taxes	28.6	19.6
Other	0.1	0.0
Net income in accordance with EU-IFRS	810.4	1,262.6

Risk factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks. We assess our risks by using the ASML risk universe. ASML categorizes the significant risks that it faces into six categories as shown below. Any of these risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. Some of the more relevant risks are presented in detail in our 2019 Integrated Report based on EU-IFRS, and are summarized below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.
Strategy and Products

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry

•	The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs

•	We face intense competition

•	The semiconductor industry can be cyclical and we may be adversely affected by any downturn

•	We derive most of our revenues from the sale of a relatively small number of products

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business

•	Defending against intellectual property claims brought by others could harm our business

•	We are exposed to economic and political developments in our international operations that could adversely impact our business, financial condition and results of operations

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire
Finance and Reporting

•	Fluctuations in foreign exchange rates could harm our results of operations

•	We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year

•	Restrictions on shareholder rights may dilute voting power
Partners

•	Our production is highly dependent on the performance of a limited number of critical suppliers of single source key components

•	A high percentage of net sales is derived from a few customers
People

•	Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees
Operations

•	We may face challenges in managing the industrialization of our products and bringing them to high-volume production, which could impact profitability

•	We are dependent on the continued operation of a limited number of manufacturing facilities

•
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for the environment, health and safety could subject us to significant liabilities

•	Cybersecurity and other security incidents, or other disruptions in our information technology systems, could adversely affect our business operations

ASML Statutory Interim Report 2020

Legal and Compliance

•	We are subject to increasing and increasingly complex regulatory and compliance obligations

•	Our business and operations could suffer in the event of successful misappropriation of our intellectual property or proprietary or confidential information

•	Changes in taxation could affect our future profitability
We assessed the current relevant risks and believe that the risks identified are in line with those presented in our 2019 Integrated Report based on EU-IFRS, while providing an update in relation to the COVID-19 outbreak by adding the following risk factor.
The COVID-19 outbreak has impacted our operations and may continue to do so
A novel strain of coronavirus (COVID-19) has spread globally, leading to quarantines, travel and workplace restrictions, business shutdowns and restrictions, supply chain interruptions, unexpected changes of legislation and overall economic and financial market instability. This outbreak has impacted ASML as described in the ASML operations update section.
This outbreak and the measures implemented to address the outbreak continue to impact our business and our suppliers and customers. In addition, the outbreak has already had a significant impact on the global economy which can potentially impact our end markets. There is significant uncertainty about how the current COVID-19 outbreak will impact global GDP development, end markets, our manufacturing capability and supply chain, and the longer this outbreak lasts the greater are the risks. The full impact of this outbreak on ASML will depend on future developments, including continued or further severity of the COVID-19 outbreak, the extent the virus spreads to other regions, and the actions to contain the outbreak or address its impact which are outside of our control.
Our employees may face health risks associated with the COVID-19 outbreak. In addition, the COVID-19 outbreak has increased the level of remote working within our organization, which impacts productivity, may delay our roadmap and increased the risks of cybersecurity incidents.
We are also dependent on our suppliers, so disruptions to their operations as a result of the COVID-19 outbreak impact us and our ability to produce and deliver tools. In addition, an important part of our business involves installing and servicing tools at customer premises around the globe and, therefore, the current travel restrictions impact that activity.
The outbreak may materially adversely affect our business and results of operations in several ways, including interruption of the operations of global semiconductor supply chains and those of our suppliers; downward pressure on our customer demand; production delays due to workplace closures or partial operation or delays in servicing tools; travel restrictions, labor shortages and other operational disruptions and reduction in business activity globally, which can impact demand for semiconductors and therefore our tools and services.
2020 second half outlook
Operational Outlook
In this challenging macro-environment, we saw growth in both Logic and Memory markets, which is a reflection of our customers' drive to innovate and continue to invest in future technology nodes. With significant work from home and remote learning activities continuing, segments such as data center and communication infrastructure continue to be strong. Demand for consumer related electronics, for example smartphones, may be under some near term stress due to the economic impact from COVID-19. Our customers indicate they see continued strength in end markets requiring advanced nodes and this is reflected in our stable demand.
In Logic, customers continue to ramp advanced technology nodes, 7/5nm, in support of the build up of the digital infrastructure, driving end market applications such as 5G, AI and high performance compute requiring leading edge equipment, which have longer lead times and qualification schedules. We expect Logic demand to remain healthy, which continues to drive demand for EUV systems, as well as our other products.
In Memory, customers are continuing to indicate they are seeing signs of recovery driven by healthy demand in data centers and expectations of improved demand in consumer electronics. Increasing lithography utilization levels support this view and as a result, we see additional demand in the second half of the year.
Financial Outlook
We expect Q3 total net sales between €3.6 billion and €3.8 billion. Our 2020 growth expectations that we indicated at the start of the year are largely unchanged, despite the disruptions caused by the worldwide COVID-19 induced crisis. We therefore expect a year of double-digit growth in sales and profitability.

ASML Statutory Interim Report 2020

Managing directors’ statement
The Board of Management hereby declares that, to the best of its knowledge, the Condensed consolidated interim financial statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim management report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Roger J.M. Dassen, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Strategy Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Christophe D. Fouquet, Executive Vice President EUV

Veldhoven, July 15, 2020

ASML Statutory Interim Report 2020

Condensed consolidated interim financial statements

ASML Statutory Interim Report 2020

Condensed consolidated statement of profit or loss

		Unaudited	Unaudited
	For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
Notes	(in millions, except per share data)	€	€

2	Net system sales	3,539.8	4,022.6
	Net service and field option sales	1,257.2	1,743.7
3	Total net sales	4,797.0	5,766.3

	Cost of system sales	(2,046.4)	(2,246.6)
	Cost of service and field option sales	(905.5)	(1,021.8)
	Total cost of sales	(2,951.9)	(3,268.4)

	Gross profit	1,845.1	2,497.9

	Research and development costs	(832.2)	(784.5)
	Selling, general and administrative costs	(244.4)	(261.9)
	Operating income	768.5	1,451.5

	Finance income	4.6	5.7
	Finance costs	(19.4)	(24.2)
	Income before income taxes	753.7	1,433.0

6	Income tax benefit (expense)	37.0	(213.4)
	Income after income taxes	790.7	1,219.6

	Profit related to investments in associates	19.7	43.0
	Net income	810.4	1,262.6

8	Basic net income per ordinary share	1.92	3.02
8	Diluted net income per ordinary share	1.92	3.01

	Number of ordinary shares used in computing per share amounts (in thousands):
8	Basic	421.1	418.5
8	Diluted	421.9	419.2

ASML Statutory Interim Report 2020

Condensed consolidated statement of comprehensive income

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
(in millions)	€	€

Net income	810.4	1,262.6

Other comprehensive income:

Proportionate share of other comprehensive income from investments in associates	1.7	(0.1)

Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	(6.8)	(12.3)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	(0.3)	(1.7)
Transfers to net income	(7.2)	(1.7)

Other comprehensive income, net of taxes [1]	(12.6)	(15.8)

Total comprehensive income, net of taxes	797.8	1,246.8

Attributable to Equity holders	797.8	1,246.8

1.
All items in accumulated other comprehensive income as of June 28, 2020 will be reclassified subsequently to profit or loss when specific conditions are met. These items include our proportionate share of other comprehensive income from associates of €25.7 million loss (June 30, 2019: €4.1 million loss), the hedging reserve of €2.3 million loss (June 30, 2019: €1.0 million gain) and the currency translation reserve of €129.8 million gain (June 30, 2019: €102.1 million gain).

ASML Statutory Interim Report 2020

Condensed consolidated statement of financial position
(Before appropriation of net income)

			Unaudited
		December 31, 2019	June 28, 2020
Notes	(in millions)	€	€

	Assets
	Finance receivables, net	421.1	444.0
6	Deferred tax assets	573.4	671.5
	Other assets	727.4	781.1
9	Derivative financial instruments	103.0	148.7
	Investments in associates	833.0	891.6
	Goodwill	4,562.7	4,562.7
	Other intangible assets, net	2,519.4	2,592.3
	Property, plant and equipment, net	1,999.3	2,109.6
	Right-of-use assets	323.9	353.9
	Total non-current assets	12,063.2	12,555.4

4, 9	Cash and cash equivalents	3,532.3	3,499.1
4, 9	Short-term investments	1,185.8	941.2
	Accounts receivable, net	1,786.8	1,770.0
	Finance receivables, net	564.5	1,071.5
	Contract assets	231.0	260.9
6	Current tax assets	178.7	360.8
	Inventories, net	3,809.2	4,685.6
	Other assets	649.1	663.2
9	Derivative financial instruments	34.5	42.7
	Total current assets	11,971.9	13,295.0

	Total assets	24,035.1	25,850.4

	Equity and liabilities

	Shareholders’ equity	13,876.9	14,108.4

	Long-term debt	3,108.3	4,625.0
6	Deferred and other tax liabilities	355.2	327.8
	Contract liabilities	1,759.6	1,918.1
	Accrued and other liabilities	241.0	240.6
9	Derivative financial instruments	0.0	0.0
	Total non-current liabilities	5,464.1	7,111.5

	Accounts payable	1,062.2	1,848.9
	Accrued and other liabilities	1,036.0	873.2
9	Derivative financial instruments	3.9	8.6
6	Current tax liabilities	65.6	60.4
	Current portion of long-term debt	0	2.9
	Contract liabilities	2,526.4	1,836.5
	Total current liabilities	4,694.1	4,630.5

	Total equity and liabilities	24,035.1	25,850.4

ASML Statutory Interim Report 2020

Condensed consolidated statement of changes in equity
(Before appropriation of net income)

	Share Capital [1] €	Share Premium €	Treasury Shares at Cost €	Retained Earnings €	Other Reserves [2] €	Net Income €	Total €
Balance at December 31, 2018	38.6	4,203.2	(1,621.8)	6,195.6	1,601.3	2,525.5	12,942.4
Opening balance adjustment [3]	—	—	—	(13.9)	—	—	(13.9)
Balance at January 1, 2019	38.6	4,203.2	(1,621.8)	6,181.7	1,601.3	2,525.5	12,928.5

Prior year net income	—	—	—	2,525.5	—	(2,525.5)	—

Components of comprehensive income
Net income	—	—	—	—	—	810.4	810.4
Proportionate share of OCI from associate	—	—	—	—	1.7	—	1.7
Foreign currency translation	—	—	—	—	(6.8)	—	(6.8)
Gain (loss) on financial instruments	—	—	—	—	(7.5)	—	(7.5)
Total comprehensive income	—	—	—	—	(12.6)	810.4	797.8

Purchases of treasury shares	—	—	(70.0)	—	—	—	(70.0)
Cancellation of treasury shares	(0.5)	—	902.4	(901.9)	—	—	—
Share-based payments	—	28.3	—	—	—	—	28.3
Issuance of shares	—	(38.0)	78.4	(27.8)	—	—	12.6
Dividend paid	—	—	—	(884.4)	—	—	(884.4)
Development expenditures	—	—	—	60.1	(60.1)	—	—
Balance at June 30, 2019 (unaudited)	38.1	4,193.5	(711.0)	6,953.2	1,528.6	810.4	12,812.8

Prior year net income	—	—	—	—	—	—	—
Components of comprehensive income
Net income	—	—	—	—	—	1,770.7	1,770.7
Proportionate share of OCI from associate	—	—	—	—	(21.5)	—	(21.5)
Foreign currency translation	—	—	—	—	27.1	—	27.1
Gain (loss) on financial instruments	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	5.6	1,770.7	1,776.3

Purchases of treasury shares	—	—	(340.0)	—	—	—	(340.0)
Cancellation of treasury shares	—	—	(0.1)	0.1	—	—	—
Share-based payments	—	54.5	—	—	—	—	54.5
Issuance of shares	0.1	(5.9)	31.5	(11.1)	—	—	14.6
Dividend paid	—	—	—	(441.3)	—	—	(441.3)
Development expenditures	—	—	—	14.0	(14.0)	—	—
Balance at December 31, 2019	38.2	4,242.1	(1,019.6)	6,514.9	1,520.2	2,581.1	13,876.9

Prior year net income	—	—	—	2,581.1	—	(2,581.1)	—
Components of comprehensive income
Net income	—	—	—	—	—	1,262.6	1,262.6
Proportionate share of OCI from associate	—	—	—	—	(0.1)	—	(0.1)
Foreign currency translation	—	—	—	—	(12.3)	—	(12.3)
Gain (loss) on financial instruments	—	—	—	—	(3.4)	—	(3.4)
Total comprehensive income	—	—	—	—	(15.8)	1,262.6	1,246.8

Purchases of treasury shares	—	—	(507.5)	—	—	—	(507.5)
Cancellation of treasury shares	—	—	—	—	—	—	—
Share-based payments	—	37.4	—	—	—	—	37.4
Issuance of shares	—	(45.1)	80.1	(15.4)	—	—	19.6
Dividend paid	—	—	—	(564.8)	—	—	(564.8)
Development expenditures	—	—	—	(119.7)	119.7	—	—
Balance at June 28, 2020 (unaudited)	38.2	4,234.4	(1,447.0)	8,396.1	1,624.1	1,262.6	14,108.4

1.
As of June 28, 2020, the number of issued shares was 425,659,881. This includes the number of issued and outstanding shares of 418,386,510 and the number of treasury shares of 7,273,371. As of December 31, 2019, the number of issued shares was 425,659,704. This includes the number of issued and outstanding shares of 419,810,706 and the number of treasury shares of 5,848,998. As of June 30, 2019, the number of issued shares was 425,659,415. This included the number of issued and outstanding shares of 421,142,581 and the number of treasury shares of 4,516,834.

2.
Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

3.
As of January 1, 2019, ASML has applied the interpretation of IFRIC 23 "Uncertainty over Income Tax Treatments" and chose to adjust the impact of this interpretation retrospectively with the cumulative effect as an adjustment to the opening balance of retained earnings.

ASML Statutory Interim Report 2020

Condensed consolidated statement of cash flows

		Unaudited	Unaudited
	For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
Notes	(in millions)	€	€
	Cash Flows from Operating Activities
	Net income	810.4	1,262.6

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization [1]	401.4	450.1
	Impairment	2.7	2.7
	Loss on disposal of property, plant and equipment	2.0	1.2
	Share-based compensation expense	28.3	27.7
	Inventory reserves	121.2	78.5
	Deferred income taxes	(204.4)	(80.6)
	Investments in associates [2]	(32.3)	(58.7)

	Changes in assets and liabilities:
	Accounts receivable	(123.7)	30.8
	Finance receivables	(137.2)	(529.9)
	Inventories	(485.5)	(887.7)
	Other assets	(172.9)	(125.7)
	Accrued and other liabilities [4]	(251.6)	(130.8)
	Accounts payable	314.7	880.2
6	Current tax assets and liabilities	(310.8)	(231.0)
	Contract assets and liabilities	(179.7)	(562.7)
	Net cash used in operating activities	(217.4)	126.7

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment [3]	(275.3)	(456.6)
	Purchase of intangible assets	(226.4)	(344.1)
9	Purchase of short-term investments	(288.8)	(311.0)
9	Maturity of short-term investments	528.7	555.6
	Net cash used in investing activities	(261.8)	(556.1)

	Cash Flows from Financing Activities
7	Dividend paid	(884.4)	(564.8)
7	Purchase of treasury shares	(70.0)	(507.5)
	Net proceeds from issuance of shares	12.6	19.6
	Repayment of lease obligations [4]	(37.3)	(35.7)
	Net proceeds from issuance of notes, net of issuance costs	—	1,486.3
	Repayment of debt [4]	(0.5)	—
	Net cash used in financing activities	(979.6)	397.9

	Net cash flows	(1,458.8)	(31.5)
	Effect of changes in exchange rates on cash	(1.2)	(1.7)

	Net increase (decrease) in cash and cash equivalents	(1,460.0)	(33.2)
	Cash and cash equivalents at beginning of the year	3,121.1	3,532.3

	Cash and cash equivalents at June 30, 2019 and June 28, 2020	1,661.1	3,499.1

	Supplemental Disclosures of Cash Flow Information:
	Interest received	3.9	4.6
	Interest paid	(18.2)	(22.4)
6	Income taxes paid, net of refunds	(469.1)	(532.1)

1.
Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets, and amortization of underwriting commissions and discount related to the bonds and credit facility.

2.	Investments in associates includes the profit (loss) related to investments in associates and capitalization of R&D and supply chain support funding.

3.
For the six-month period ended June 28, 2020, an amount of €90.8 million (for the six-month period ended June 30, 2019: €47.8 million) of the purchase of property, plant and equipment relates to funding provided for tooling to our investments in associates which is initially recognized as part of the other assets.

4.
Cash outflows for the repayment of lease obligations were incorrectly classified as operating cash flows in our Condensed consolidated statement of cash flows for the six-month period ended June 30, 2019. For the six-month period ended June 30, 2019, we have reclassified repayments of lease obligations under financing activities as required under EU-IFRS for all periods presented in the Cash Flow Statement.

ASML Statutory Interim Report 2020

Notes to the Condensed consolidated interim financial statements
1. General information / summary of significant accounting policies
ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment. ASML’s principal operations are in the Netherlands, the US and Asia.
Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and on NASDAQ. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Condensed consolidated interim financial statements were authorized for issuance by the Board of Management on July 15, 2020 and have not been audited or reviewed by an external auditor.
Impacts of COVID-19 on our business
The current unprecedented challenges as a result of the COVID-19 outbreak have impacted how we operate. We have been taking, and continue to take, the necessary steps in terms of safety, risk mitigation, and financial measures to best manage through these challenging times. We have currently experienced limited impact on our financial performance and financial position, although we continue to face additional risks and challenges associated with the impact of the outbreak.
See our Interim management report for a detailed discussion about the impact of the COVID-19 outbreak on ASML during the six months ended June 28, 2020.
Basis of preparation
The Condensed consolidated interim financial statements for the six-month period ended June 28, 2020 have been prepared in accordance with IAS 34, "Interim Financial Reporting" as adopted by the European Union, and therefore do not include all the information and disclosures as required in our annual reporting. These financial statements should be read in conjunction with the 2019 Integrated Report based on IFRS as adopted by the European Union (EU-IFRS) and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.
The Condensed consolidated interim financial statements are stated in millions of euros unless indicated otherwise.
Summary of significant accounting policies
The accounting policies adopted in the preparation of the Condensed consolidated interim financial statements are consistent with those applied in the preparation of the 2019 Integrated Report based on EU-IFRS. We continue to monitor the effect of other standards (not yet) effective and (not yet) adopted by the EU.
Use of estimates
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed consolidated interim financial statements. The critical accounting judgments and key sources of estimation uncertainty are subject to increased volatility and uncertainty due to the COVID-19 outbreak as described earlier. Estimates and assumptions used in the preparation of the Condensed consolidated interim financial statements are considered consistent with those described in the 2019 Integrated Report based on EU-IFRS.

ASML Statutory Interim Report 2020

2. Revenue from contracts with customers
Our revenue from contracts with customers, on a disaggregated basis, aligns with our reportable segment disclosures with the addition of disaggregation of net system sales per technology and per end-use.
Net system sales per technology were as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	Net system sales in units	Net system sales in € millions
For the six-month period ended June 28, 2020
EUV	9	1,283.6
ArFi	33	1,830.6
ArF dry	13	244.3
KrF	45	427.7
i-line	18	75.3
Metrology & Inspection	69	161.1
Total	187	4,022.6

For the six-month period ended June 30, 2019
EUV	11	1,134.8
ArFi	30	1,771.4
ArF dry	7	108.0
KrF	33	348.1
i-line	15	59.5
Metrology & Inspection	51	118.0
Total	147	3,539.8

Net system sales per end-use were as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	Net system sales in units	Net system sales in € millions
For the six-month period ended June 28, 2020
Logic	124	2,667.7
Memory	63	1,354.9
Total	187	4,022.6

For the six-month period ended June 30, 2019
Logic	87	2,128.7
Memory	60	1,411.1
Total	147	3,539.8

3. Segment disclosure
ASML has one reportable segment, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. Its operating results are regularly reviewed by the Chief Operating Decision Maker in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems, sales per technology and sales per end-use. For the sales per technology and end-use, see Note 2 Revenue from contracts with customers.
Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
(in millions)	€	€
New systems	3,422.0	3,919.7
Used systems	117.8	102.9
Net system sales	3,539.8	4,022.6

ASML Statutory Interim Report 2020

For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located.
Total net sales by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
(in millions)	€	€
Japan	174.5	148.9
Korea	1,230.7	1,910.8
Singapore	75.4	39.5
Taiwan	1,892.1	1,533.5
China	593.7	1,028.0
Rest of Asia	0.8	0.7
Netherlands	0.6	0.7
EMEA	130.6	137.5
United States	698.6	966.7
Total	4,797.0	5,766.3

4. Liquidity
We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times. Our principal sources of liquidity consist of:

		Unaudited
	December 31, 2019	June 28, 2020
(in millions)	€	€
Cash and cash equivalents	3,532.3	3,499.1
Short-term investments	1,185.8	941.2
Available credit facilities[1]	700.0	700.0

1.	No amounts were outstanding under this credit facility as of June 28, 2020.
In June 2020, the first 1-year extension option was exercised extending the maturity date of the €700.0 million committed credit facility from July 2024 to July 2025. A second uncommitted 1-year extension option may be exercised on the second anniversary of the facility next year extending the maturity potentially to July 2026.
In the first half of 2020, we completed two Eurobond offerings of senior notes. The first was issued in February 2020, for a principal amount of €750.0 million due in 2030, with a 0.25 percent coupon. Interest is payable annually on February 25. The second was issued in May 2020, for a principal amount of €750.0 million due in 2029, with a 0.625 percent coupon. Interest is payable annually on May 7.
Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others to the uncertainties of the global economy, the limited number of systems we sell and the specific characteristics of the semiconductor industry as specified in the Risk factors section in the 2019 Integrated Report based on EU-IFRS and in the 2020 Interim management report. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development expenses and debt servicing. Our goal is to maintain a capital structure that targets a solid investment grade credit rating.
See also note 7 for considerations on dividends and share buybacks.
5. Commitments, contingencies and guarantees
The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2019 Integrated Report based on EU-IFRS.
6. Income taxes
Income tax expense is recognized based on management’s best estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first two quarters of 2020. Our effective tax rate for the six-month period ended June 28, 2020 is 14.9 percent, compared to (4.9) percent for the six-month period ended June 30, 2019. The delta in effective tax rate compared to 2019 was mainly driven by the following events:

•
The effective tax rate in 2019 was mainly due to internal restructuring, which resulted in an increase of deferred tax assets on intangible assets that were transferred within the group, as well as an increase in Tax Reform benefits at the level of our group companies in the United States.

•	The effective tax rate in 2020 is mainly due to completion of an audit which resulted in additional corporate income tax payments.

ASML Statutory Interim Report 2020

7. Dividends and share buybacks
In the Annual General Meeting of April 22, 2020, the proposal to adopt a final dividend payment of €1.35 per ordinary share, which, together with the interim dividend paid on November 15, 2019, leads to a total dividend for 2019 of €2.40 per ordinary share, was approved. As a result, a total dividend amount of €1,006.1 million was paid to our shareholders, split between an interim dividend payment of €441.3 million on November 15, 2019 and a final dividend payment of €564.8 million on May 6, 2020.
As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and regularly timed share buybacks, ASML announced a new three-year share buyback program in January 2020, to be executed within the 2020–2022 time frame. As part of this program ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased.
We implemented a cash preservation plan in case the COVID-19 situation continues for an extended period of time. These measures include the pause of our share buyback program in Q1 2020 and the decision not to buy back shares in Q2 2020. To date, €507.5 million worth of shares have been repurchased under the current program.
The current program may, at any time, be suspended, modified, discontinued or may not be completed in full. All transactions under this program are published on ASML’s Website (www.asml.com/investors) on a weekly basis.
8. Net income per ordinary share
The basic and diluted net income per ordinary share has been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2019 and June 28, 2020	2019	2020
(in millions, except per share data)	€	€

Net income	810.4	1,262.6

Weighted average number of shares outstanding	421.1	418.5

Basic net income per ordinary share	1.92	3.02

Weighted average number of shares outstanding:	421.1	418.5
Plus shares applicable to:
Options and conditional shares	0.8	0.7
Dilutive potential ordinary shares	0.8	0.7

Diluted weighted average number of shares	421.9	419.2

Diluted net income per ordinary share [1]	1.92	3.01

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive.

9. Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

ASML Statutory Interim Report 2020

Our short-term investments consist of deposits with original maturities to the entity holding the investments longer than 3 months and no more than one year at the date of acquisition with financial institutions that have investment grade credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Four of our outstanding Eurobonds with a combined principal amount of €3 billion serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. No hedging is applied for our bond offerings in 2020. The fair value changes of these interest rate swaps are recorded on the Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.
The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited
As of June 28, 2020	Level 1	Level 2	Level 3	Total
(in millions)	€	€	€	€
Assets measured at fair value
Derivative financial instruments [1]	—	191.4	—	191.4
Money market funds [2]	891.3	—	—	891.3
Short-term investments [3]	—	941.2	—	941.2
Total	891.3	1,132.6	—	2,023.9

Liabilities measured at fair value
Derivative financial instruments [1]	—	8.6	—	8.6

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	4,709.5	—	—	4,709.5

As of December 31, 2019	Level 1	Level 2	Level 3	Total
(in millions)	€	€	€	€
Assets measured at fair value
Derivative financial instruments [1]	—	137.5	—	137.5
Money market funds [2]	2,139.7	—	—	2,139.7
Short-term investments [3]	—	1,185.8	—	1,185.8
Total	2,139.7	1,323.3	—	3,463.0

Liabilities measured at fair value
Derivative financial instruments [1]	—	3.9	—	3.9

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,247.7	—	—	3,247.7

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.

2.	Money market funds are part of our cash and cash equivalents.

3.	Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but less than one year at the date of acquisition.

4.	Long-term debt relates to Eurobonds.
There were no transfers between the levels of the fair value hierarchy during the first half of 2020 and the full year 2019.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments.

ASML Statutory Interim Report 2020

Money market and investment funds measurement
The money market and investment funds qualify as available for sale securities. The fair value is close to the carrying value due to short term nature and since related to investment with investment grade credit ratings. Allowances for credit losses and total unrealized gains and losses are close to nil. These money market funds can be called on a daily basis. Investments in money market funds are managed on a daily basis triggered through excess cash balances. Realized gain and losses on these money market funds are close to nil given low interest rates and high credit ratings. Costs of securities were close to nil. ASML does not have trading securities as of June 28, 2020.
Deposits measurement
The deposits as part of the short term investments and cash and cash equivalents qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short term nature and since related to investment with investment grade credit ratings. Allowance for credit losses and total unrealized gains and losses are close to nil. Maturities are shorter than one year. No held to maturity securities were sold before expiration date.
Assets and liabilities measured at fair value on a non-recurring basis
For the six-month period ended June 28, 2020 and the year ended December 31, 2019, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during the first half of 2020 and the first half of 2019.
10. Related party transactions
During the first half of 2020, there are no new related party relationships, as well as no significant or unusual related party transactions.
11. Subsequent events
Subsequent events were evaluated up to July 15, 2020 which is the date the Condensed consolidated interim financial statements included in this Statutory Interim Report for the six-month period ended June 28, 2020 were approved.
On July 8, 2020, ASML has agreed to acquire all shares of Berliner Glas, a privately-held manufacturer of ceramic and optical modules, which are important to support the future roadmap for our EUV and DUV products. The acquisition will be completed once all the necessary regulatory approvals have been obtained, which is expected before the end of 2020.
There are no other subsequent events to report.

Veldhoven, the Netherlands
July 15, 2020
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Roger J.M. Dassen
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury
Christophe D. Fouquet

ASML Statutory Interim Report 2020

ASML Statutory Interim Report 2020

Financial calendar and investor relations
Financial calendar
October 14, 2020
Announcement of Third Quarter results for 2020
January 20, 2021
Announcement of Fourth Quarter and Annual Results for the year ended December 31, 2020
February 10, 2021
Publication of 2020 Integrated Annual Reports
April 29, 2021
Annual General Meeting of Shareholders
Investor relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on our website (www.asml.com).

ASML Statutory Interim Report 2020

ASML worldwide contact information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suites 3704-6, 37/F Tower Two, Times Square
1 Matheson Street
Causeway Bay, Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com

For additional contact information please visit www.asml.com.

ASML Statutory Interim Report 2020

Definitions

Name	Description
ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and/or any of its subsidiaries and/or any equity method investments, as the context may require

DRAM	Dynamic Random Access Memory (often called performance memory)

DUV	Deep Ultraviolet

EMEA	Europe, the Middle East and Africa

EU	European Union

EU-IFRS	International Financial Reporting Standards as adopted by the European Union.

Eurobonds	A bond that is denominated in Euro

Euronext Amsterdam	Euronext Amsterdam N.V.

EUV	Extreme Ultraviolet

FAT	Factory Acceptance Test

High-NA	High Numerical Aperture

HMI	Hermes Microvision, Inc.

Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process

i-line	Lithography system with a mercury lamp as light source

IAS	International Accounting Standards

Integrated Report based on EU-IFRS
The Integrated Report based on EU-IFRS comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and EU-IFRS, as well as the Supervisory Board Report in accordance with the Code

KrF	Krypton Fluoride

Logic	Integrated Device Manufacturers and Foundries

Memory	NAND-Flash Memory and DRAM Memory chip makers

NAND	A binary operator composite of ‘NOT AND’ (often called storage memory)

NASDAQ	NASDAQ Stock Market LLC

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

R&D	Research and Development

SG&A	Selling, General and Administrative

US GAAP	Generally Accepted Accounting Principles in the United States of America

Website	www.asml.com. Information on our website is not incorporated into, and does not form part of this report.

ASML Statutory Interim Report 2020